

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Weilin Zhang
Chief Financial Officer
Tantech Holdings Ltd
c/o Tantech Holdings (Lishui) Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone , Lishui City
Zhejiang Province 323000
People's Republic of China

   Re: Tantech Holdings Ltd
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Filed July 18, 2022
    File No. 001-36885

Dear Weilin Zhang:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services